Exhibit 99.3
IsoTis’ Intended Exchange Offer on Schedule
LAUSANNE, Switzerland, IRVINE, CA, USA – 1 December 2006 – With reference to the press release dated 6 November 2006, ISOTIS SA (“IsoTis” or the “Company”), the orthobiologics company whose shares are currently listed on SWX Swiss Exchange (ISON), Euronext Amsterdam (ISON) and the Toronto Stock Exchange (ISO), and its wholly-owned U.S. subsidiary, IsoTis, Inc., jointly announce that the preparations of the intended public exchange offer by IsoTis, Inc. to all shareholders of IsoTis to exchange their current IsoTis shares for shares of IsoTis, Inc. are well under way. IsoTis, Inc. currently expects to make the exchange offer by making the offer memorandum available on or about 15 December 2006.
If the exchange offer is launched each IsoTis shareholder will be offered a consideration of one (1) share of IsoTis, Inc. in exchange for each ten (10) IsoTis shares tendered. Following the intended exchange offer and assuming all IsoTis shares are tendered, IsoTis shareholders will hold an ownership in IsoTis, Inc. in the same respective percentage as their former ownership in IsoTis. Fractional entitlements to IsoTis, Inc. shares resulting from the exchange ratio will be compensated in cash by IsoTis, Inc. at CHF 1.5667 (respectively EUR 0.9849 and CAD 1.4266) per corresponding IsoTis share, which amount corresponds to the 30 days’ average opening price for IsoTis shares on SWX Swiss Exchange during the 30 trading days preceding the date of the initial press release dated 6 November 2006.
IsoTis, Inc. has applied to list its shares on the NASDAQ Global Market concurrently with the closing of the intended exchange offer. When made, the exchange offer by IsoTis, Inc. will be subject to certain customary conditions, including the condition that at least 67% of all issued and outstanding IsoTis shares (on a fully diluted basis) will be tendered and that the IsoTis, Inc. shares will be approved for listing on NASDAQ.
Intended Timeline
1.	On or about 15 December 2006: launch the exchange offer and publish the offer memorandum containing the terms of the exchange offer.

2.	On or about 9, 10 and 11 January 2007: IsoTis to hold shareholder information meetings in the Netherlands and Switzerland.

3.	First quarter 2007: settlement of the exchange offer and NASDAQ listing and trading of IsoTis, Inc. shares.
Assuming the intended exchange offer is declared unconditional and the IsoTis, Inc. shares are approved for listing on NASDAQ, IsoTis intends to take the necessary steps to delist IsoTis shares from each of the non-U.S. stock exchanges as soon as possible thereafter. Subsequently, all trading of IsoTis’ equity will occur through the listing of IsoTis, Inc. on NASDAQ.
Other documents on www.isotis.com – investors – The Road to NASDAQ
•	Additional details regarding the intended exchange offer (including a list of the expected closing conditions) can be found in the official Pre-Announcement, published in accordance with the Swiss Stock Exchange Act, and in the initial press release regarding the intended exchange offer, both issued on 6 November 2006 by IsoTis and posted on the Company’s website at http://investors.isotis.com.

•	A webcast interview with Pieter Wolters, President and CEO of IsoTis, can also be found on the Company’s website at http://investors.isotis.com.

For information contact IsoTis:

Europe	U.S. & Canada
Hans Herklots, Director IR	Rob Morocco, CFO
Tel: +41(0)21 620 6011	Tel: +1 949 855 7155
hans.herklots@isotis.com	robert.morocco@isotis.com

Or its Investor Relations advisors:
Rochat & Partners, Switzerland	Hill & Knowlton, the Netherlands	Hill & Knowlton, US & Canada
Christophe Lamps	Edwin van Wijk	Ian Blair
Tel: +41 22 718 3746	Tel: +31 20 404 47 07	Tel: +1 416 413 4694
clamps@rochat-pr.ch	evwijk@hillandknowlton.com	ianblair@hillandknowlton.ca

Or its Exchange Agents:
The Netherlands:	Switzerland
ABN AMRO Bank NV	Bank Sarasin & Co. Ltd, Zurich
Attn. Servicedesk MF 7020	Attn. Alexander Cassani
Tel: +31 76 579 9455	Tel: +41 44 213 96 79
so.servicedesk.wcs@nl.abnamro.com	corporate.finance@sarasin.ch
General information
Switzerland – 0800 375 737 (outside Switzerland +41 800 375 737)
The Netherlands – (+31) 020 – 64 27 909
U.S. & Canada – (+1)-800-565-4535
This press release is a public announcement as meant within article 9b paragraph 1 and article 9g paragraph 1 under a of the Dutch Decree on the Supervision of the Securities Trade 1995 (Besluit toezicht effectenverkeer 1995).
The Swiss Takeover Board, the Dutch Authority for the Financial Markets (stichting Autoriteit Financiële Markten) and Euronext Amsterdam N.V. have been informed of the intended exchange offer.
This press release is not intended to and does not constitute, or form part of, an offer or an invitation to purchase or subscribe for any securities or a solicitation of an offer to purchase any securities, pursuant to the exchange offer or otherwise. If the exchange offer were to occur, the exchange offer would be made solely by the offer memorandum and the accompanying form of acceptance, which would contain the full terms and conditions of the exchange offer, including details of how the exchange offer would be able to be accepted. The offer memorandum and the form of acceptance would be made available to all IsoTis shareholders at no charge to them. If the exchange offer is made, IsoTis shareholders are advised to read the offer memorandum and the form of acceptance when these documents are sent to them because they will contain important information.
When commenced, the exchange offer will not be made to any IsoTis shareholders in any jurisdiction in which the making or acceptance of the exchange offer would not be in compliance with the securities laws or regulations of such jurisdiction or would require any registration, approval or filing with any regulatory authority not expressly contemplated by the offer memorandum. However, acceptances of the exchange offer by IsoTis shareholders not resident in the Netherlands, Canada or Switzerland will be accepted by IsoTis, Inc. if such acceptances comply with the acceptance procedure set out in the offer memorandum.
The exchange offer shall be made for the shares of IsoTis, a Swiss company, that are listed on SWX Swiss Exchange, on Euronext Amsterdam N.V. and the Toronto Stock Exchange. The exchange offer will be subject to disclosure requirements of Switzerland, the Netherlands and Canada, which requirements are different from those of the United States. It may be difficult for U.S. shareholders to enforce their rights and any claim they may have arising under the federal securities laws, since IsoTis and some of its officers and directors are located in a foreign country. U.S. shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment. U.S. shareholders should be aware that, to the extent permissible, IsoTis, Inc. may purchase shares of IsoTis otherwise than under the exchange offer, such as in open market or privately negotiated purchases.
Certain statements in this press release are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including those that refer to management’s plans and expectations for future operations, prospects and financial condition. Words such as “strategy,” “expects,” “plans,” “anticipates,” “believes,” “will,” “continues,” “estimates,” “intends,” “projects,” “goals,” “targets,” “could,” ‘may,” and other words of similar meaning are intended to identify such forward-looking statements. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements are based on the current expectations of the management of IsoTis only. Undue reliance should not be placed on these statements because, by their nature, they are subject to known and unknown risks and can be affected by factors that are beyond the control of IsoTis. Actual results could differ materially from current expectations due to a number of factors and uncertainties affecting IsoTis’ business, including, but not limited to, failure to obtain sufficient shareholder support for the exchange offer, inability to list the IsoTis, Inc. shares on NASDAQ in a timely manner, if at all, a competitive sales and marketing environment, the timely commencement and success of IsoTis’ clinical trials and research endeavors, delays in receiving U.S. Food and Drug Administration or other regulatory approvals (e.g., EMEA, CE), market acceptance of IsoTis’ products, effectiveness of IsoTis’ distribution channels, development of competing therapies or technologies, the terms of any future strategic alliances, the need for additional capital and the inability to obtain or meet conditions imposed for the required governmental and regulatory approvals and consents. IsoTis expressly disclaims any intent or obligation to update these forward-looking statements except as required by law. For a more detailed description of the risk factors and uncertainties affecting IsoTis, refer to IsoTis’ Annual Report on Form 20-F/A for the fiscal year ended December 31, 2005, filed with the SEC and to IsoTis’ reports filed from time to time with Swiss Stock Exchange (SWX), Euronext Amsterdam N.V., SEDAR at www.sedar.com and the Toronto Stock Exchange (TSX).